Exhibit 99.1

 I N V E S TO R’ S  P R E S E N TAT I O N  May 2024

 LOOKING FORWARD STATEMENTS  INVESTOR'S PRESENTATION - May 2024  2  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking  statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward- looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s  business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.  Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.  Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

 First Quarter 2024 Results key indicators  In K USD  Q1-2024  Q1-2023  Variance   Revenues  34,088  25,217  8,871 - 35%  Gross profits  7,066  4,259  2,807 - 66%  Gross Margin  20.7%  16.9%  3.8bp  Adj. EBITDA  3,677  2,079  1,598 – 77%  EBITDA Margin  10.8%  8.6%  2.2bp  Net Income/ (loss)  2,110  658  1,452 – 220%  Improvement in all parameters compared to Q1-2023   INVESTOR'S PRESENTATION - May 2024

 UPWARD TREND IN REVENUE AND EBITDA STARTED IN Q4/22  INVESTOR'S PRESENTATION - May 2024  4

 Revenues and Profit   INVESTOR'S PRESENTATION - May 2024  5

 TAT UNIQUE PROPOSITION   INVESTOR'S PRESENTATION - MARCH 2024  6  EXPERIENCE   AND EXPERTISE   Over 7 decades in defense and commercial aviation  THERMAL SOLUTION   Over 60 years of design, production and repair of heat transfer solutions  OVER $400 MILLION   Backlog and LTA  3 OPERATIONAL SITES  Greensboro NC, Tulsa OK, Kiryat Gat Israel  DECADES OF EXCELLENCE   In MRO for Honeywell APU, Safran and Liebherr landing gears , and thermal components MRO  OVER 300  CUSTOMERS  Partner with tier 1 aircraft manufacturers, system integrators and airlines

 KEY STRATEGIC PRODUCT SEGMENTS   INVESTOR'S PRESENTATION - May 2024  7  THERMAL SYSTEMS & COMPONENTS OEM AND MRO  APU-HONEYWELL AUTHORIZED MRO  LANDING GEARS- LIEBHERR & SAFRAN AUTHORIZED MRO

 TOP MANAGEMENT   INVESTOR'S PRESENTATION - May 2024  8  Previous Positions:  2007-2015 – Chairman of the Board of Logic Industries Ltd.  2007-2010 – Chairman of the Board of Plasan Sasa Ltd.  2002-2005 – CEO at Elul Technologies Ltd.  Previous Positions:  2009-2013 – President at Mapco Express (subsidiary of Delek US Holdings Inc).  2006-2009 – CEO at Metrolight Ltd. 1997-2004 – CEO at Rostam Ltd.  Previous Positions:  2016-2017 - CFO at SHL Telemedicine (SHLTN) 2013-2016 – CFO & Vice CEO at Opgal  Optronics (Subsidiary of Elbit Systems and Rafael). 2005-2012 – CFO at Orad Hi-Tech Systems (OHT).  Amos Malka  Chairman of the Board  In position since June 2016  Maj. Gen. (ret.) Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command.  Retired in 2002.  Mr. Igal Zamir  President & CEO  In position since April 2016  Mr. Ehud Ben Yair  CFO  In position since May 2018  TAT IS DUALLY LISTED ON NASDAQ (“TATT”) AND ON THE TEL- AVIV STOCK EXCHANGE ( תתאת) .  MAIN SHAREHOLDER: FIMI 51%

 GLOBAL PRESENCE  INVESTOR'S PRESENTATION - MARCH 2024  9  TULSA, OKLAHOMA   OEM & MRO  THERMAL MANAGEMENT SOLUTIONS   GREENSBORO,  NORTH CAROLINA   MRO   POWER & ACTUATION SOLUTIONS   CHARLOT TE, NORTH CAROLINA   GROUP OFFICE   KIRYAT GAT, ISRAEL   OEM & MRO  THERMAL MANAGEMENT AND POWER & ACTUATION SOLUTIONS    SCHENZHEN CHINA   THERMAL COMPONENTS MRO – IN PARTNERSHIP WITH LTS -  LUFTHANSA SHENZHEN   FULL OWNERSHIP   PARTIAL OWNERSHIP /  COLLABORATION

 STRATEGIC SHIFT – KEY ELEMENTS 2020 – 2024  INVESTOR'S PRESENTATION - May 2024  10  FROM 4 INDEPENDENT COMPANIES TO ONE GROUP WITH 3 OPERATIONAL SITES   centralized S&M, R&D and finance  team. Cost savings of $1.5 million a year  STRONG MRO PARTNERSHIP WITH HONEYWELL  for certifications and part costs on the new APU models (LTAs over $90M)  ESTABLISHED STRONG PRESENCE IN APU LEASING AND PARTS TRADING  (10 years exclusive contract with Honeywell)  PARTNERSHIP WITH GULFSTREAM FOR THE GS4&5 AND WITH  REPUBLIC AIRLINE  for the E170 landing gear MRO (with LTA worth over $55M)  FROM LEGACY PRODUCTS TO  NEW PRODUCTS AND PLATFORM  (Heat exchangers, APU and Landing gears)  INCREASE THE NUMBER OF  ACCOUNTS WITH ANNUAL REVENUE ABOVE $5M  and reduce the long tail of small accounts

 STRATEGIC SHIFTS TIMELINE- STARTED IN 2020  INVESTOR'S PRESENTATION - May 2024  11  2020  2021  2022  2023  ORGANIZATION STRUCTURE CHANGE   LEASING AND TRADING BUSINESS UNIT INITIATION   3 HONEYWELL APU STRATEGIC AGREEMENTS   APU 331-500 LICENSE   AGREEMENT  APU 131 LICENSE   AGREEMENT  131 A/ B   APU READINESS  $50M  CONTRACT  PRIVATE JETS LANDING GEAR MRO  APU 331-20X LICENSE   AGREEMENT  $50M  CONTRACT  FIRST REVENUE  APU 331-500  FIRST REVENUE FROM   APU 131  2024

 HONEYWELL STRATEGIC AGREEMENTS DURING 2020-21  INVESTOR'S PRESENTATION - MARCH 2024  12  18 ENGINES PURCHASED AS HONEYWELL EXCLUSIVE ENGINE BANK FOR APU B777. CURRENTLY 1,600 AIRCRAFTS AND PRODUCTION IS ONGOING.  10 years agreement  Annual estimated lease income of $4.5M  MRO FOR B777 APU  CURRENTLY 1,600 AIRCRAFT AND PRODUCTION IS ONGOING  10 years agreement  Estimated market size of $145M Annually  First customer launched in June\23  MRO FOR B737 & A 319-20-21 APU   CURRENTLY 16,000 AIRCRAFT AND PRODUCTION IS ONGOING  10 years agreement  Estimated market size of over $1,000M annually. Production readiness by Q3\23  SIGNED 12/2020  SIGNED 12/2020  SIGNED 06/2021  MRO FOR B757/767,C17 APU    1,500 AIRCRAFTS  10 years agreement  Estimated annual market size of $85M  SIGNED 09/2020  TAT Piedmont is licensed to serve most of Honeywell’s APUs installed in about 19,000 aircrafts and gained full capabilities to serve all engines

 HONEYWELL STRATEGIC DEALS POTENTIAL   INVESTOR'S PRESENTATION - May 2024  13  CURRENT  ENGINE PLATFORM YEARLY  TAT’S  CURRENT  MARKET SHARE POTENTIAL  MARKET SIZE  MARKET SHARE  FOR THE COMING YEARS  331-20X B 767, B 757, C 17  $85M  29%  53%  331-500 B 777  $145M  NONE   10%  131 B 737, A 319-21  $1,000M  NONE   5%

 REVENUE AND EBITDA GROWTH ENGINES FOR 2024-2025  14  Strong demand for products and services as the industry is ramping out of COVID- strong backlog coverage for 2024-2025  Strong growth in APU331-200 for 2024 and 2025   Growth from APU131 and 331-500 with improved profitability as we start penetrating the market  2 strategic deals for landing gears  Trading and Leasing  SEVERAL STRONG PILLARS  WILL SUPPORT THE GROWTH IN REVENUE AND EBITDA:  INVESTOR'S PRESENTATION - May 2024

 NEW TECHNOLOGIES: LONG-TERM GROWTH POTENTIAL   15  THERMAL SYSTEMS FOR ELECTRICAL AIRCRAFT AND AUTONOMOUS AIRCRAFTS  ADDITIVE   MANUFACTURING AND 3D PRINTING  CONFORMAL HEAT EXCHANGERS AND OIL COOLERS FOR ENGINES  INVESTOR'S PRESENTATION - May 2024

 LATEST INVESTOR NEWS  16  TAT Signs a new $50M contract with a major airline  June 9, 2022  TAT signs a contract expansion valued $6 million a year with Collins Aerospace  October 18, 2022  TAT signs a five years contract extension valued $50M with a major airline  February 6, 2023  TAT received first APU331-500 order  TAT Signed a new $7.5M contract with a major carrier  Read more  Read more   Read more  Read more June 13,2023  Read more August 16, 2023  TAT signs a $10 million contract with a major airline  January 16, 2024 Read more  TAT completed a private placement to Israeli investors  December 28, 2023 Read more  INVESTOR'S PRESENTATION - May 2024

 APPENDICES PRODUCT L INES AND SERVICES  INVESTOR'S PRESENTATION - MARCH 2024  17

 WE KEEP OUR CUSTOMERS FLYING   INVESTOR'S PRESENTATION - MARCH 2024  18  MORE THAN  300 CUSTOMERS  WORKING WITH MORE THAN 50 MAJOR AIRLINES  5 LARGEST CUSTOMERS, PRESENT 27% OF REVENUE

 WE KEEP OUR CUSTOMERS FLYING   19  INVESTOR'S PRESENTATION - May 2024

 THERMAL MANAGEMENT   INVESTOR'S PRESENTATION - May 2024  20  HEAT EXCHANGERS  ELECTRONIC DEVICES  COOLING SYSTEM   COLD PLATES  FUEL SUBMERGED HX   OIL COOLERS  ECU  DESIGN,  MANUFACTURE (OEM) AND   MRO SERVICES FOR THERMAL MANAGEMENT SOLUTIONS

 THERMAL MANAGEMENT SOLUTIONS   INVESTOR'S PRESENTATION - MARCH 2024  21  POWER ELECTRONICS:  COLD PLATES (PAO)  LIQUID- COOLED HEAT  EXCHANGERS  POWER PLANT:  AIR- COOLED OIL COOLERS  FUEL- OIL HEAT EXCHANGERS CONFORMAL AIR- COOLED OIL COOLERS  FUEL INERTING SYSTEM:   AIR- COOLED AIR   COOLERS  APU:  AIR- COOLED OIL COOLERS CONFORMAL AIR- COOLED OIL COOLERS  GALLEY:  AIR CHILLERS  ENVIRONMENTAL CONTROL SYSTEM: PRECOOLERS  CONDENSERS REHEATERS  HYDRAULIC SYSTEM: FUEL SUBMERGED OIL COOLERS FUEL- COOLED OIL COOLERS

 POWER AND ACTUATION   INVESTOR'S PRESENTATION - MARCH 2024  22  APU   ECS ACCESSORIES  LANDING GEARS  BLADES  FUEL SYSTEM ACCESSORIES  COOLING SYSTEMS ACCESSORIES  PUMPS   DESIGN, MANUFACTURING   AND MRO SERVICES FOR POWER AND ACTUATION SOLUTIONS

 F INANCIALS  INVESTOR'S PRESENTATION - MARCH 2024  23

 First Quarter 2024 Results key indicators  In K USD  Q1-2024  Q1-2023  Variance   Revenues  34,088  25,217  8,871 - 35%  Gross profits  7,066  4,259  2,807 - 66%  Gross Margin  20.7%  16.9%  3.8bp  Adj. EBITDA  3,677  2,079  1,598 – 77%  EBITDA Margin  10.8%  8.6%  2.2bp  Net Income/ (loss)  2,110  658  1,452 – 220%  Improvement in all parameters compared to Q1-2023   INVESTOR'S PRESENTATION - May 2024

 UPWARD TREND IN REVENUE AND EBITDA STARTED IN Q4/22  25  INVESTOR'S PRESENTATION - May 2024

 Revenues by Product  Product segment growth works according to our strategy  INVESTOR'S PRESENTATION - May 2024

    27  UPWARD TRENDING REVENUE  INVESTOR'S PRESENTATION - May 2024

    28  * Q4-22 include Grants  Improve Profit and Margins  INVESTOR'S PRESENTATION - May 2024

 29  * Q4-22 include Grants  INVESTOR'S PRESENTATION - May 2024

 30  * Q4-22 include Grants  INVESTOR'S PRESENTATION - May 2024

 Back-log  During the period TAT was awarded contracts of over 40M$  INVESTOR'S PRESENTATION - May 2024

 BUSINESS BREAKDOWN Q1-2024  32  INVESTOR'S PRESENTATION - May 2024

 TAT Technologies (NASDAQ:TATT) Multiples  33  INVESTOR'S PRESENTATION - May 2024

 T H A N K YO U  INVESTOR'S PRESENTATION - MARCH 2024  34